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                           August 14, 2023

       Hui Yuan
       Chief Executive Officer
       Xiao-I Corporation
       7th floor, Building 398, No. 1555 West
       Jinshajiang Rd
       Shanghai, China 201803

                                                        Re: Xiao-I Corporation
                                                            Form 20-F/A for the
Fiscal Year Ended December 31, 2022
                                                            Filed August 10,
2023
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-41631

       Dear Hui Yuan:

              We have reviewed your August 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 27, 2023 letter.

       Form 20-F/A for the Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Report of Independent Registered Public Accounting Firm , page F-2

   1.                                                   We note that you have
revised your Consolidated Statements of Operations and
                                                        Comprehensive (Loss)
Income. Please tell us why the accounting firm's report was not dual dated as a result
of the revised financial statement.
 Hui Yuan
FirstName LastNameHui Yuan
Xiao-I Corporation
Comapany
August 14, NameXiao-I
           2023        Corporation
August
Page 2 14, 2023 Page 2
FirstName LastName
Note 2. Summary of Significant Accounting Policies
(o). Revenue recognition, page F-16

2. We note your response to prior comment 5. Please address the following:
             You indicate in section (3) that you provide technology development services under two scenarios. Please quantify for us the revenue recognized in the periods presented under each of these scenarios.
             Please describe, in greater detail, the services provided in scenario (ii) where the technology development services are a distinct performance obligation and explain how you concluded that these specific services should be recognized at a point in time.
             Please revise your revenue recognition policy to address both scenarios and to clearly explain that scenario (i) results in a new customized software product or application.

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Fred Summer